Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 2, 2003
Press Release	A

FOR IMMEDIATE RELEASE

PROVISIONAL RESULTS OF ALCAN OFFER:

92.21% OF PECHINEY SHARES TENDERED

Montreal, Canada - December 2, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that the provisional results of its offer for Pechiney as disclosed by the French Autorité des marchés financiers (AMF) indicate that Alcan has secured 92.21% of Pechiney's total share capital (fully diluted) as of the expiry of the offer period.

An announcement from the AMF confirming the definitive results of the offer is expected on December 5, 2003. Assuming that the definitive results confirm those announced provisionally, a subsequent offering period will be open for at least 10 French trading days in accordance with the offer. The timing of the subsequent offering period will be announced by the AMF following the release of the final results

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368